Elizabeth R. Hughes	(703) 760-1649	erhughes@venable.com
October 6, 2006
Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Healthcare Acquisition Corp.
Amendment No. 1 to the Registration Statement
Filed on September 8, 2006
File No. 333-135705
Dear Mr. Reynolds:
     We are in receipt of your letter dated September 28, 2006 providing comments on the referenced filing for China Healthcare Acquisition Corp. (the “Company”). The Company’s responses are set forth below and are keyed to the staff’s comment letter.
General
1.	Please move the more extensive discussions of Searainbow Holding Company (e.g. the last sentence of the first full paragraph and the entire third full paragraph on page 2) to Mr. Kang’s biography under “Management — Directors, Executive Officers and Special Advisors” or delete it.

As requested, we have moved the requested portions of the discussions of Searainbow Holding Company on page 2 to Mr. Kang’s biography under “Management — Directors, Executive Officers and Special Advisors.”

2.	We note your disclosure in various places concerning the Management purchase Option. With respect to the Option, please provide the following: (i) a copy of the agreement providing for the sale of the Option from the company to each Founder should be included as an exhibit to the registration statement; (ii) in light of the disclosure on the prospectus cover page indicating that the options will be allocated to Messrs. Kang or Tan, or their affiliates, provide a legal analysis as to the exemption from registration under the Securities Act of 1933, as amended, (the “Act”) being relied upon with respect to such an offer and sale of the Option and the underlying securities; (iii) in light of the disclosure on the prospectus cover page, page 53, and page 59

VIRGINIA	MARYLAND	WASHINGTON, DC

Mr. John Reynolds
October 6, 2006

indicating that the Options may be assigned to entities under the control of Messrs. Kang or Tan, provide a legal analysis as to the exemption from registration under the Act being relied upon with respect to such an assignment; and (iv) expand the discussion of the Option to fully describe and discuss all of its material terms. Please note that cross references to disclosure concerning the Underwriter’s Purchase Option may be confusing to investors and should be avoided. We may have further comment.

The Management Purchase Option (MPO) and the Units, Warrants and Shares underlying it are being registered on this Registration Statement on Form S-1. We have filed the form of MPO agreement as Exhibit 4.4 to our original filing. We have not executed final option agreements and will not do so until after the Registration Statement is declared effective. Therefore, we are not relying on an exemption from registration for the offer and sale of the MPO.

The only assignment contemplated by Mr. Kang or Mr. Tan of the MPO will be for estate, tax or other planning purposes to an entity controlled by Mr. Kang or Mr. Tan, respectively, and would be made for no consideration. Therefore, no sale will be made.

In response to the staff’s comment, we have omitted cross references to the disclosure concerning the Underwriters’ Purchase Option and have expanded the description of the MPO on pages 53 and 60 to discuss its material terms more fully.

3.	Please include disclosure confirming that all of the funds utilized to acquire securities from the company pursuant to the Management Purchase Option are funds of the Founder and/or affiliates purchasing under the Option and are not borrowed funds. We may have further comment.

In response to the staff’s comment, we have expanded the disclosure on page 53 regarding the Management Purchase Option to include a provision that funds used to acquire securities will be funds of the Founders and/or their affiliates and will not be borrowed funds.

4.	A number of your officers and directors appear to be affiliated with investment funds and/or venture funds or similar types of entities. Please discuss in an appropriate place in the registration statement whether the company may acquire an entity that is either a portfolio company of or has otherwise received a financial investment from any of these funds or their affiliates; and if so describe the criteria, if any, that the company

Mr. John Reynolds
October 6, 2006

will utilize in such an instance to ensure that the transaction is conducted on an arm’s- length basis, including but not limited to whether the company will seek to obtain an independent fairness opinion from an unaffiliated investment bank with respect to such a transaction. Please discuss in detail any consideration that the company or its officers and directors have given to enter into a business combination with companies affiliated with the company’s existing stockholders or officers and directors. We may have further comment.

In response to the staff’s comment, we supplementally inform you that none of the Company’s officers or directors is affiliated with investment funds and/or venture funds or similar types of entities that, in each case, are in the business of acquiring companies.

5.	The staff notes that each of the officers/directors of the company discloses a significant level of experience in the healthcare and closely related industries. In each case, a substantial part of such experience is derived from such individual’s existing and ongoing involvement in investment funds and/or venture funds and/or companies in the healthcare industry. In light of the ongoing nature of the involvement of the officers/directors with these firms and the company’s stated intent to focus on acquisition candidates in the healthcare industry, please provide the following disclosure: (i) for each of the officers/directors of the company, provide a listing of each entity with which a conflict of interest may or does exist with the company; (ii) indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities; (iii) in light of the fact that each officer/director is looking at the same companies with respect to both the company and those other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to the company and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus; and (iv) to the extent that any of the officers/directors have established criteria by which they are evaluating any contacts or discussions insofar as the relate to the company, disclose such criteria and discuss how they are applied. We may have further comment.

In response to the staff’s comment, with respect to comments 5(i) and (ii) we have added disclosure on page 55 of the prospectus. With respect to comment 5(iii), we are informed that no officer or director is currently looking at companies for purposes of acquisition by the entities identified in the added disclosure on page 55 that would be considered suitable for

Mr. John Reynolds
October 6, 2006

acquisition by the Company. With respect to comment 5(iv) there are no established criteria. However, each officer and director who is also affiliated with another company as an officer and director will use his judgment in good faith in light of then-current discussions of management and Board strategies of the Company to determine whether any particular company that may come to his attention is suitable for consideration by the Company and, if so, will present such opportunity to the Company first.

6.	Please clarify whether management is, or will be, compensated — directly or indirectly, including performance-based bonuses, by Searainbow Holding Corp. or other related companies for services rendered to the company.

The disclosure on page 39 has been revised to clarify that management is not, nor will be, compensated directly or indirectly, including performance-based bonuses, by any related companies for services rendered to the Company.
Management Warrant Purchase, page 4
7.	Confirm, if true, that the purchases by the company’s Chairman and/or affiliates of company warrants after the closing of the IPO, will comply with the terms of Rule l0b5-1. We may have further comment.

We have not yet determined whether the warrant purchase by the Chairman or by his affiliates will be conducted pursuant to a Rule 10b5-1 plan. We may adopt such a plan. As noted on pages 53 and 65 of the prospectus, such warrant purchase will be conducted in accordance with Rule 10b-18.
Risk factors, page 10
General
8.	Please provide a risk factor to discuss the company’s ability to redeem the warrants pursuant to section 6.1 of the warrant agreement. The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable, thus the warrant holder may be unable to exercise the warrant when desired. Therefore, the warrant holder may receive much less than fair value for the instrument if redeemed by the company.

Mr. John Reynolds
October 6, 2006

A new risk factor — “We may redeem your unexpired warrants prior to their exercise” has been added on page 21 to discuss the Company’s ability to redeem warrants pursuant to Section 6.1 of the Warrant Agreement and such risk factor includes a provision that the Company may not exercise the right to redeem warrants unless a registration statement that includes a current prospectus is effective.
Use of Proceeds, page 27
9.	Please confirm that the information in your response to comment 16 from our letter dated August 24, 2006 is included in the prospectus. If so, please direct us to where we can find it.

We confirm that the requested information is included in the prospectus and can be found on page 28 at footnote 5 and paragraphs 1 and 3 following the footnotes, page 29 at paragraphs 3 through 5, and page 34 at paragraphs 1 through 5.

10.	Please confirm that the information in your response to comment 17 from our previous letter is included in the prospectus. If so, please direct us to where we can find it.

We confirm that the requested information is included in the prospectus and can be found on page 28 at footnote 6 and paragraph 1 following the footnotes and on page 29 at paragraph 4.
Description of securities, page 57
11.	We note your revised disclosures in note 5 in response to our prior comment 28 of our letter dated August 24, 2006. Please revise your description of the features of the warrants, underwriter’s purchase option and management purchase option in this section to be consistent with the related agreements and your notes to disclose that (i) in no event you will be required to net cash settle the warrant exercise, (ii) the warrants will not be exercisable unless there is an effective registration statement with respect to the common stock underlying the warrants and (iii) if a registration statement is not effective for the common stock underlying the warrants, the warrants may expire worthless.

As requested, we have revised the description of the features of the warrants, unit purchase option and management purchase option in the “Description of Securities” section beginning on page 59 to be consistent with the related agreements.

Mr. John Reynolds
October 6, 2006

Financial statements
Notes to financial statements
Note 5 — Proposed initial public offering, F-9
12.	We read your response and revised disclosures in related to comment 19 of our letter dated August 24, 2006 noting that you expect to charge earnings over a period of twenty-four months. Considering the management purchase option (MPO) vests immediately (as disclosed in the first paragraph on F-10), it would appear that the compensation cost of $8,123,364 would be charged to earnings immediately upon, issuance. Refer to paragraph 39 of SFAS 123(R). Please revise accordingly or tell us how your intended accounting treatment (i.e., basis for amortizing the compensation cost over a period of two years) is appropriate. Cite the specific accounting literature that supports your conclusion. We may have further comment upon review of your responses.

The statement that the management purchase option will vest immediately has been removed from the financial statement footnote as it was included therein in error. The actual wording in the management purchase option is as follows — “This purchase option is not exercisable prior to the later of the consummation by China Healthcare Acquisition Corp. of a merger, capital stock exchange, asset acquisition or other similar business combination (“business combination”) (as described more fully in the Company’s registration statement (defined herein) or ___, 2007. Void after 5:00 p.m. Eastern time, ___, 2011.” In addition, the following language has been added — “The management purchase option shall be forfeited if prior to the consummation of a business combination, a founder voluntarily resigns as a director or Chief Executive Officer of the Company or is removed for cause as provided under the Company’s bylaws and Delaware law.”

13.	Considering the comment above, if you deemed the compensation cost should be recognized immediately upon the issuance of the MPO please revise the “as adjusted” data in your summary financial data (page 9), capitalization table (page 32), and MD&A (page 35) to reflect the changes as appropriate.

Based on the above, we have estimated the implicit service period to be two years and will amortize the expense over that period. Therefore we have not included the expense as an

Mr. John Reynolds
October 6, 2006

adjustment in the capitalization table but have footnoted the effect the expense will have and have also disclosed such amount in the MD&A.
Other Regulatory
14.	Please provide a currently dated and signed consent in any amendment.

A currently dated consent has been included.
     We trust that the foregoing is responsive to the staff’s comments. The Company wishes to proceed with its offering as promptly as possible. Consequently, we request that the staff review Amendment No. 2 as promptly as possible.

Very truly yours,

Elizabeth R. Hughes

cc:	Alwin Tan Scott Bass Arthur Marcus, Esq.